Exhibit 99.2

Recent Transactions

Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	9/30/2026	131,694.47	$11.39
BBH*	Class S Units of Beneficial Interest	Purchase	10/02/2026	19,788.92	$11.37

* On behalf of Client Accounts